Cheetah Mobile Inc.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli

Chaoyang District

Beijing 100024

People’s Republic of China

September 7, 2023

VIA CORRESPONDENCE

David Edgar

Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 18, 2023 File No. 001-36427

Dear Mr. Edgar and Ms. Collins:

This letter sets forth the response of Cheetah Mobile Inc. (the “Company”) to the comments contained in the letter dated August 25, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter and the Company’s response thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses.

Form 20-F for the Year Ended December 31, 2022

Item 3. Key Information

Our Holding Company and Contractual Arrangements with the Consolidated Variable Interest Entities, page 3

1.
Please address the following as it relates to your response to prior comment 4:

• Tell us the names of the relevant Hong Kong operating entities referenced in your response.

• Provide the names of the nominee shareholders and their percentage ownership in each Hong Kong operating entity.

Response: In response to the Staff’s comment, we set forth below (i) the names of the relevant Hong Kong operating entities referenced in our response to prior comment 4, (ii) the names of the nominee shareholders of each such Hong Kong operating entity, and (iii) the percentage ownership of each nominee shareholder in the relevant Hong Kong operating entity:

Name of Hong Kong operating entity	Name of nominee shareholder	Percentage ownership
Kila Game Limited	Lightwood Holding Limited	100%
Joy Sail Corporation Limited	JOY SAIL LIMITED	100%
StarkBench Limited	StarkAPP Inc	100%
Amazing Grand (HK) Limited	AMAZING GRAND COMPANY LIMITED	100%
Happiness Paradise (HK) Limited	HAPPINESS PARADISE LIMITED	100%
Vision Insight (HK) Limited	Happy Unicorn Inc.	100%
Dream Eyes Company (HK) Limited	Stormy Birds Inc.	100%
Spearmint Castle Corporation Limited	SPEARMINT CASTLE LIMITED	100%
Aurora Tide Company Limited	Qiong Li	100%
DocuAgile (HongKong) Corporation Limited	Zhuangxiong Liu	100%
CubeEngine Company Limited	Haitao Cheng	100%
Neptune Tools Company Limited	Yuming Zuo	100%

Furthermore, we respectfully advise the Staff that the institutional nominee shareholders set forth above are wholly owned by either current employees or former employees of the Company’s subsidiaries. In the case of nominee shareholders who are natural persons, they are employees of the Company’s subsidiaries.

• Provide us with an English translated copy of a deed and identify the specific terms of such deed that provide the Hong Kong Beneficial Owners with the power to direct the activities that most significantly impact the relevant Hong Kong operating entities economic performance and obtain the ability to approve decisions made by the relevant Hong Kong operating entities.

Response: We respectfully advise the Staff that the deeds are in English and are substantially similar. A form of the deeds is attached hereto as Appendix A.

Furthermore, we respectfully advise the Staff that clauses 2.1.1, 2.1.2, 2.1.4, 2.1.7, 3.1, and 3.3 of the deed, as summarized and analyzed in our response to prior comment 4, provide the Hong Kong Beneficial Owners with the power to direct the activities that most significantly impact the relevant Hong Kong operating entities’ economic performance and the ability to approve decisions made by the relevant Hong Kong operating entities. The term “Hong Kong Beneficial Owner” used herein has the meaning assigned to it in our correspondence to prior comment 4 filed via EDGAR on August 21, 2023.

• Tell us your consideration to file a copy of such deed as an Exhibit to your filing. Refer to Item 4 of the Instructions as to Exhibits of Form 20-F

Response: We respectfully advise the Staff that we have carefully considered the requirements of Item 4 of the Instructions as to Exhibits of Form 20-F (“Item 4”) as they relate to the deeds. Item 4 sets forth the parameters as to whether a contract is a “material contract” required to be filed as an exhibit to the Form 20-F. Item 4(a) provides, in pertinent part, that a registrant must file “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Further, Item 4(b) requires that a contract, even if made in the ordinary course of business, under that subsection be filed except where “it is immaterial in amount or significance.”

For purposes of determining materiality under Item 4, we respectfully advise the Staff that although the deeds are not made in the ordinary course of business, we have concluded that they are not material to the Company, considering the Hong Kong operating entities the deeds relate to in the aggregate comprised less than 0.5% of the Company’s total revenues for the year ended December 31, 2022. The Company’s business and operations are not and will not be reliant on the parties’ performance of the deeds, nor are the Hong Kong operating entities expected, individually or in the aggregate, to generate material revenues or have a material impact on the Company’s business, results of operations or financial condition.

Based on the foregoing, we have determined that the deeds are immaterial in amount and significance to the Company. As such, the deeds are not “material contracts” under Item 4 and therefore are not required to be filed as exhibits to the Form 20-F.

Risk Factors, page 10

2. We note your proposed disclosure revisions in response to prior comment 1. Please provide us with the revised disclosures to your risk factors where you will discuss how Hong Kong law differs from PRC law and any risks and consequences to the company associated with those laws.

Response: In response to the Staff’s comment, we propose to revise the relevant risk factor disclosure on pages 35, 40, and 41 of the Form 20-F (page reference is made to the Form 20-F to illustrate the approximate location of the disclosure) in future filings as follows (the added disclosure is underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

On page 35:

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct most of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.”

On page 40:

“We may rely on dividends paid by our subsidiaries, including PRC subsidiaries, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we rely on a significant amount of dividends from our subsidiaries, including our PRC subsidiaries, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

With respect to our PRC subsidiaries, under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Conew Network and Zhuhai Juntian Electronic Technology Co., Ltd., or Zhuhai Juntian, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020. The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

According to the Company Law, if the aggregate balance of our statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax profit, from the after-tax profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Foreign Currency Exchange, Foreign Debt and Dividend Distribution” for further details.

Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.”

On page 41:

“Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive part of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.”

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-14

3. We note from your response to prior comment 10 that certain entities listed in your corporate diagram are intermediate holding companies with no material operations and therefore were excluded from your disclosures here. Please explain further why Cheetah Mobile Calls Hong Kong Limited is excluded from this disclosure particularly considering they are a Hong Kong Beneficial Owner that holds the deeds of nominee to Hong Kong operating entities as indicated in your response to comment 4.

Response: We respectfully advise the Staff that, as detailed in our response to prior comment 10, Cheetah Mobile Calls Hong Kong Limited is an intermediate holding company with no material operations. The Company acknowledges that Cheetah Mobile Calls Hong Kong Limited is a Hong Kong Beneficial Owner that holds the deeds of nominee to five Hong Kong operating entities. However, as detailed in our response to the last bullet point of comment 1 above, the Hong Kong operating entities, either individually or in the aggregate, are immaterial to the Company. Based on the foregoing, we have determined to exclude Cheetah Mobile Calls Hong Kong Limited from the principal subsidiaries on page F-14 of the Form 20-F.

General

4. We will consider your responses to prior comments 13 - 15 when provided.

Response: We respectfully inform the Staff that we submitted our responses to prior comments 13 – 15 on September 1, 2023.

* * *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at thomas.ren@cmcm.com or at +8610 6292 7779, ext. 6661 (office), or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis International LLP. Thank you.

Very truly yours,

By:	/s/ Thomas Jintao Ren
Name: Thomas Jintao Ren
Title: Chief Financial Officer

cc:	Steve Lin, Esq., Partner, Kirkland & Ellis International LLP Chris (Yiming) Zhao, Partner, Marcum Asia CPAs LLP

Appendix A

Form of Deed of Nominee

Date: __________________________

and

Deed of Nominee

relating to the beneficial ownership of 100 ordinary shares in

This Deed is made on _________________ between:

(1)
, a company incorporated under the laws of (registered number: ) whose registered address is at (the “Beneficial Owner”); and

(2)
, [a company incorporated under the laws of the (registered number: ), whose registered address is at /a [nationality] citizen with the passport number of ] (the “Nominee”);

(each a “Party”, and collectively the “Parties”).

IT IS AGREED as follows:

1.
DECLARATION OF TRUST
1.1.
The Nominee is the registered owner of 100 fully paid ordinary shares in the issued share capital of (the “Company”), being all of the issued share capital of the Company (the “Shares”).
1.2.
The Nominee declares and acknowledges that:
1.2.1.
since the date of incorporation of the Company on , it has held the Shares as nominee and on trust for the Beneficial Owner;
1.2.2.
it has not had, and does not have, any beneficial interest in the Shares; and
1.2.3.
the beneficial ownership of the Shares shall remain with the Beneficial Owner.
2.
UNDERTAKINGS
2.1.
The Nominee undertakes to the Beneficial Owner that it shall:
2.1.1.
promptly account to the Beneficial Owner for all dividends, interest, bonuses, distributions or other payments paid to the Nominee in respect of the Shares within 5 days after receipt of the foregoing;
2.1.2.
exercise as the Beneficial Owner may from time to time direct (but not otherwise) all voting and other rights, powers and privileges attaching to the Shares or otherwise vested in the Nominee as registered holder of the Shares (including but not limited to declaration and distribution of dividends and other distributions);
2.1.3.
promptly notify the Beneficial Owner of any notice, letter or other document received by the Nominee in its capacity as registered holder of the Shares within 5 days after receipt of the foregoing;
2.1.4.
transfer the Shares as the Beneficial Owner directs (the “Transfer”), at such consideration as may be determined by the Beneficial Owner;
2.1.5.
provide all necessary assistance to the Beneficial Owner or such other person as the Beneficial Owner directs, to make the required filings in relation to the Transfer with the Hong Kong Stamp Office;
2.1.6.
where the Shares or any part thereof are subject to a judicial order restraining it from being disposed of or otherwise dealt with, promptly notify the Owner of such judicial order, and shall, upon the written request from the Owner, jointly apply with the Owner for a discharge of such judicial order;
2.1.7.
not, without the prior written consent of the Beneficial Owner, transfer, sell, hypothecate or otherwise dispose of the Shares save as in accordance with Clause 2.1.4 above.

3.
POWER OF ATTORNEY
3.1.
The Nominee appoints the Beneficial Owner as its attorney with full power and authority on its behalf and in its name to exercise all rights, powers and privileges attaching to the Shares or otherwise capable of being exercised by the registered holder of the Shares (including (without limitation), to sell, transfer, exchange, hypothecate or otherwise dispose of the Shares on such terms as the Beneficial Owner in his absolute discretion sees fit), and for such purpose to do all such acts and things and execute all such deeds and other documents as the Beneficial Owner in his absolute discretion sees fit.
3.2.
The Beneficial Owner may delegate one or more of the powers conferred on it by this power of attorney to any other person it in its absolute discretion sees fit.
3.3.
This power of attorney shall be irrevocable save with the written consent of the Beneficial Owner and is given by way of security to secure the performance of the obligations owed by the Nominee to the Beneficial Owner under this Deed.
4.
CONFIDENTIALITY
4.1.
Each Party will treat the existence and the terms of this Deed and any information provided by the other Party pursuant to this Deed as confidential information (“Confidential Information”).
4.2.
Except to the extent expressly authorised by this Deed or otherwise agreed by the Parties in writing, each Party agrees that it shall keep confidential and shall not publish or otherwise disclose any Confidential Information to any person, except:
4.2.1.
with the prior written consent of the disclosing Party;
4.2.2.
if, and to the extent, necessarily required by law or by order or ruling of a court or by an administrative body of a competent jurisdiction (including a relevant stock exchange) provided that the affected Party shall use its best endeavours, to the extent permitted to do so by law, the court or the authority requiring disclosure, to first consult with the other Party; or
4.2.3.
if, and to the extent, (i) the information is or becomes part of the public domain, other than as a result of a breach of this Deed or (ii) the information was lawfully in the possession of the receiving Party prior to its disclosure by the disclosing Party, or is or becomes available to the receiving Party, in each case other than as a result of a disclosure by a party known by the receiving Party to be bound an obligation of confidentiality to the disclosing Party.
5.
NOTICE
5.1.
Any notice, claim or demand in connection with this Deed shall be in writing in English and shall be sufficiently given or served if delivered or sent to such address, email address or fax number as the relevant Party may have notified to the other.

5.2.
In the absence of evidence of earlier receipt, a notice shall be deemed to have been duly given if (a) delivered personally, at the time of delivery, (b) sent by courier, three days after posting it, (c) sent by fax, when confirmation of its transmission has been recorded on the sender’s fax machine; (d) sent by electronic mail, at the time it leaves the electronic mail gateway of the sender (subject to confirmation that the sender did not receive a message that the electronic mail was undeliverable, which may be satisfied by producing a certificate signed by an authorised and qualified representative of the sender).
6.
VARIATION

No amendment or variation of this Deed shall be valid or effective unless made in writing and signed by the Beneficial Owner and the Nominee.

7.
COUNTERPARTS

This Deed may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Deed by executing any such counterpart.

8.
RIGHTS OF THIRD PARTIES

A person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce any of its terms.

9.
GOVERNING LAW AND JURISDICTION
9.1.
This Deed is governed by and shall be construed in accordance with the laws of Hong Kong.
9.2.
Any dispute, controversy or claim arising out of or in connection with this Deed, including any question regarding its existence, validity, interpretation or breach shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules (“Rules”), which Rules are deemed to be incorporated by reference into this Clause 9.

[Remainder of this page is left intentionally blank]

This document has been executed as a deed and delivered on the date stated at the beginning of this Deed.

Beneficial Owner

Executed and Delivered as a DEED by [Name of Beneficial Owner]	) ) )	/s/ [Name of Beneficial Owner]
Name: Title:

Signature page to the Deed of Nominee

This document has been executed as a deed and delivered on the date stated at the beginning of this Deed.

Nominee

Executed and Delivered as a DEED by [Name of Nominee]	) ) )	/s/ [Name of Nominee]
[Name: Title: ]

Signature page to the Deed of Nominee